Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mia Becar Holdings, Inc
8500 Melrose Ave Suite 203
West Hollywood, CA 90069
https://miabecar.com/

Up to $1,069,996.20 in Class B Non-Voting Common Stock at $4.55
Minimum Target Amount: $9,996.35

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mia Becar Holdings, Inc
Address: 8500 Melrose Ave Suite 203, West Hollywood, CA 90069
State of Incorporation: DE
Date Incorporated: June 10, 2022

Terms:

Equity

Offering Minimum: $9,996.35 | 2,197 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,996.20 | 235,164 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $4.55
Minimum Investment Amount (per investor): $245.70

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

<u>Amount-Based:</u>

$500+ | Tier 1

Invest $500+ and receive 3% bonus shares.

$5,000+ | Tier 2

Invest $5,000+ and receive 5% bonus shares and 15% off discount code to MiaBecar.com for 1 month.

$10,000+ | Tier 3

Invest $10,000+ and receive 10% bonus shares and 20% off discount code to MiaBecar.com for 2 months.

$20,000+ | Tier 4

Invest $20,000+ and receive 20% bonus shares and 50% off discount code to MiaBecar.com for 3 months.

**Stacking perks only apply to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.*

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Mia Becar will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.55 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $455. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Mia Becar Holdings, Inc ("Mia Becar" or the "Company") is a C-Corp organized under the laws of the state of Delaware that designs and sources custom production of women's luxury footwear. The Company's business model consists of selling direct to consumer-focused on fashion aficionados typically between the age of 25 to 55. Our footwear is primarily sold across the United States from our direct-to-consumer businesses online. We believe the Company is in a high-growth market segment, a unique selling position, story, experienced team, and sales.

The Company was originally organized as Mia Becar, LLC on 02/02/2018, as a limited liability company under Delaware law. In 2022, the Company incorporated its parent entity, Mia Becar Holdings, and is in the process of transferring all interest from the LLC to the C-Corp for this offering. At the time of the launch of this offering, this transfer has not been finalized. If the Company successfully raises funds, the completion of this transfer will occur.

Competitors and Industry

INDUSTRY

The luxury footwear industry is currently estimated to grow between 5.6% and over 11% per year and projects revenue for the sector to grow to between $38B and $50B in 2027.

https://www.globenewswire.com/news-release/2022/02/01/2376978/0/en/Women-s-Luxury-Footwear-Market-is-projected-to-close-in-on-a-valuation-of-US-39-Billion-by-2029-Comprehensive-Research-Report-by-FMI.html

COMPETITORS

The Company has several major competitors in the luxury footwear market. Some of the top competitors in our industry include: LVMH, Chanel, Prada, Christian Louboutin. LVMH is the industry leader and the Company's primary competition in the luxury footwear industry. Chanel also owns significant market share and specifically the luxury footwear space. Sara Flint, Gia Borghini, Mach & Mach, Malone Souliers, Jennifer Chamadi and The Attico are direct competitors of similar size and development.

https://www.prnewswire.com/news-releases/global-luxury-retailing-market-size-brand-strategies-and-competitor-performance-134669478.html

https://medium.com/@constanntin/top-15-luxurious-shoe-brands-for-women-on-instagram-464e4e43c884

Mia Becar shoes are designed for women who have a highly personal relationship with footwear. Our shoes are designed for women who appreciate and follow designer fashion and appreciates the quality and design that come with luxury brands but does not let fashion trends dictate her choices and does not dress in head-to-toe labels. Mia Becar designs for women who choose shoes much as they would jewelry – as a personal expression and striking accent rather than a "matching" accessory.

Despite the present competitive landscape, the Company stands out in the luxury footwear industry because we believe our non-profit initiative, the Mia Becar Foundation, is walking the walk of female empowerment by supporting other entrepreneurial women all over the world.

Current Stage and Roadmap

CURRENT STAGE

The Company’s luxury footwear is currently on the market and generating sales. Mia Becar shoes are designed in our West Hollywood headquarters and handmade by our producers and artisans in Italy. Mia Becar also offers same day delivery in New York and Los Angeles metro areas. Live stylist support is also part of our best-in-class customer experience to ensure that choosing a style is convenient, fun, and expertly led. Our stylists also offer custom recommendations to get our fashionistas excited for their next purchase.

FUTURE ROADMAP

The Company’s efforts for the next few years will be focused on expanding market share, launching new products, growing our distribution network, research and development for our future products. We have several new styles planned over the next 6 months, including: spring/summer and fall/winter capsule collections. We believe we are poised to break new ground for our company with planned expansion into China and the Middle East this year, retail revenue sharing partnerships, pop-ups, and an expanding community of celebrities and influencers.

The Team

Officers and Directors

Name: Betzabe Gonzalez

Betzabe Gonzalez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Creative Director, Director
  Dates of Service: February 02, 2018 - Present
  Responsibilities: Managing the overall operations and resources of the company as well as developing the creative vision of all the footwear collections. Currently, Betzabe does not take a salary for her role however is the majority equity owner of the business; Equity Compensation: 90.1%. When management deems it appropriate the board of advisors will determine a salary commensurate with the company’s scope and revenue.

Name: Alma Carolina Martin

Alma Carolina Martin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Product Officer & Co-designer
  Dates of Service: May 18, 2018 - Present
  Responsibilities: Producer and supplier oversight; Assisting the Creative Director. Salary: $90,000/yr; Equity Compensation: 9.1% (TBD)

Name: James Herman

James Herman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer, Secretary
  Dates of Service: February 08, 2018 - Present
  Responsibilities: Strategy formulation and management. Development of corporate vision. Salary: $0; Compensation for consulting services through a corporation: $20,000; Equity Compensation: 9.1% Class B (Non-Voting).

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Fashion footwear industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to 1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Mia Becar or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mia Becar could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Summary Risk Factors
Our business is subject to numerous risks and uncertainties, including those highlighted in the section of this report captioned "Risk Factors." The following is a summary of the principal risks we face: • If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed. • The COVID-19 pandemic has materially adversely affected, and may continue to adversely affect, our business, financial position, results of operations and growth prospects. • Our business depends on our ability to engage customers and influencers. We may not be able to maintain and enhance our existing brand community if we receive customer complaints, negative publicity or otherwise fail to live up to consumers' expectations, which could materially adversely affect our business, operating results and growth prospects. • Use of social media and influencers may materially and adversely affect our reputation or subject us to fines or other penalties. • If we fail to acquire new customers, or fail to do so in a cost-effective manner, our financial results may be materially adversely impacted. • If we fail to retain existing customers, or fail to maintain average order value levels, we may not be able to maintain our revenue base and margins, which would have a material adverse effect on our business and operating results. • We purchase inventory in anticipation of sales, and if we are unable to manage our inventory effectively, our operating results could be adversely affected. • Merchandise returns could harm our business. • Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing and warehousing. • We rely on third-party suppliers, manufacturers, distributors and other vendors and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction, and require us to find alternative suppliers of our products or services. • Shipping is a critical part of our business and

any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results. • If we are unable to anticipate and respond to changing customer preferences and shifts in fashion and industry trends in a timely and cost-effective manner, our business, financial condition and operating results could be harmed. • We rely on consumer discretionary spending, which may be adversely affected by economic downturns and other macroeconomic conditions or trends. • Our industry is highly competitive and if we do not compete effectively, our operating results could be adversely affected. • Our quarterly operating results may fluctuate. • We may be unable to accurately forecast net sales and appropriately plan our expenses in the future. • Our past growth rates are not indicative of expected results in the near term. • If we do not successfully optimize, operate and manage the expansion of capacity of our fulfillment center, our business, financial condition and operating results could be harmed. • Our failure to adequately and effectively staff our fulfillment center, through third parties or with our own employees, could adversely affect our customer experience and operating results. • Increases in labor costs, including wages, could adversely affect our business, financial condition and results of operations. • Failure to comply with federal, state, and international laws and regulations and our contractual obligations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protect on, could harm our reputation or adversely affect our business and our financial condition. • We do business in China, which exposes us to risks inherent in doing business there. Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

The CEO of the Company does not currently take a salary from the business.
Currently, the CEO does not take a salary for her role however is the majority equity owner of the business; Equity Compensation: 90.1%. When management deems it appropriate the board of advisors will determine a salary commensurate with the company's scope and revenue.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Betzabe Gonzalez	9,000,000	Class A Voting Common Stock	90.1%

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 235,164 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Except as otherwise required by the General Corporation Law of Delaware, the holders of the Class A Voting Common Stock shall possess exclusively all voting power of the corporation, and each holder of Class A Voting Common Stock shall have one vote in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Our financial statements refer to our subsidiary entity Mia Becar, LLC which was been in operation since 2018.

Revenue

Revenue for calendar year 2021 was $284,417 reflecting an increase of 542% compared to calendar year 2020. The depressed 2020 revenue of $52,461 was completely attributable to the impact of the Covid-19 epidemic which resulted in a global quarantine and supply disruption beginning about six months after our introduction. As a result, while product development and brand building, including social media and advertising activities continued, sales activity remained diminished until after the availability of a vaccine at which time we were able to generate sales activity. This began around April 2021. We believe that the U.S. is the most important market for us to demonstrate success and are investing significantly in paid social media, social media optimization, direct mail, collaborations and pop-up stores. We will continue to spend the vast majority of our marketing and sales efforts in the U.S. We are now in the final stage of our first international introduction in China. We have seeded influencers, opened a WeChat store and will shortly open our TMall store.

Cost of sales

Cost of sales in 2021 was $130,759, an increase of only about 15% for 542% sales increase over 2020 due to sales of inventory on-hand from the prior year. As a Direct-to Consumer provider we had maintained full control over our inventory thus suffered no lose from the wide-spead retail store closures. We also benefited from higher-margin direct-to-consumer sales.

Gross margins

2021 gross profit from COGS was $153,168 compared to a loss of $61,070 in 2020 as a result of the increased sales activity, lower freight and handling costs and sell-thru of existing inventory.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and product development expenses. Expenses in 2021 increased $480,000 from 2020. This increase is attributable to pop-up store expenses of over $100,000, direct mail of about 400,000 28 page catalogs to consumer's homes which cost over $350,000.

Historical results and cash flows:

The Company is headquartered in West Hollywood, CA. We have been selling Italian made women's luxury footwear online direct-to-consumers since 2019. Past cash was primarily generated through $1M seed equity and loans from the owners. We are generating revenue but pre-breakeven. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future due to the fact that the Covid-19 pandemic, which created a global quarantine, cessation of activities that required luxury fashion shoes, and disrupted all facets of supply and operations, occurred about six months after our product introduction and after over eighteen months of preparation. That preparation, and our continued investment building brand recognition during the quarantine , will enable us to take full advantage of future market trends and growth opportunities. We are positioned to achieve a measurable market share of the $30B per year luxury footwear business which is growing over 11% per year. We achieved over 500% growth YoY in 2021 as compared to 2020. Our Q1 2022 growth exceeded 1,000% as compared to Q1 2021. We currently have $1.7M inventory at cost with an average net retail value of about $5M and have a network of suppliers and producers building product for us every month which facilitates our ability to scale.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Mia Becar has capital resources available in the form of shareholder loans in the amount of $13,783,643. As of May 2022, Mia Becar continues to have capital resources available in the form of available shareholder loans to adequately support the existing needs of the company as has been its past practice.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations because Mia Becar has other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign in the form of Shareholder loans and increasing revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. Funds will also be used for increased advertising and promotion, collaborations and pop-up opportunities.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will still be able to operate and continue to grow.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will operate and continue to grow but this Crowdfunding raise will greatly advance our network of ambassadors while providing additional cash to increase our advertising and promotional investment to build our brand. The company has a monthly burn rate of about $250,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including after our raise closes. We plan to move forward with a Reg D raise in the future however nothing has been solidified at this time.

Indebtedness

- **Creditor:** Betzabe Gonzalez
  Amount Owed: $12,983,643.00
  Interest Rate: 2.5%
  Maturity Date: December 31, 2024
  A founding member, Betzabe Gonzalez has established an agreement between her company, Mia Becar LLC, and her family trust, A B Gonzalez Trust. From September 6, 2018, until March 7, 2022, the company issued six promissory notes in the aggregate amount of $13,783,643. The note bears an interest rate of 2.5% per annum. On December 31,2021, the company signed an Extension agreement to promissory note and extended maturity dates for all six promissory

notes to December 31, 2024. As of December 31, 2021, and December 31, 2020, the outstanding balance.

Related Party Transactions

- **Name of Entity:** Betzabe Gonzalez
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The company issued six promissory notes in the aggregate amount of $13,783,643. The note bears an interest rate of 2.5% per annum.
  Material Terms: A founding member, Betzabe Gonzalez has established an agreement between her company, Mia Becar LLC, and her family trust, A B Gonzalez Trust. From September 6, 2018, until March 7, 2022, the company issued six promissory notes in the aggregate amount of $13,783,643. The note bears an interest rate of 2.5% per annum. On December 31,2021, the company signed an Extension agreement to promissory note and extended maturity dates for all six promissory notes to December 31, 2024. As of December 31, 2021, and December 31, 2020, the outstanding balance.

Valuation

Pre-Money Valuation: $50,050,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. We are proposing a PMV of $50,050,000 and an offering price per share of $4.55.

Our valuation analysis is intended solely for the use by the Company and StartEngine in connection with the crowdfunding campaign under Reg CF. We do not intend to update this analysis for events and circumstances occurring after the date of this Memorandum.

Mia Becar has always been a closely held company whose ownership interests have never been offered for purchase. Mia Becar is an early stage, pre break-even company, whose products have been launched and are currently being sold on its website, Mia Becar

In valuing Mia Becar we considered our investment to-date, our significant MoM and YoY sales growth as people have begun to purchase more fashion attire to attend events, return to work, resume social activities, and, travel.

We also used a market approach, considering our relative value as compared to our peers' and researched industry valuations such as Equidam and Deloitte using comparable company analyses, and an analysis of assets and trade style.

https://www.equidam.com/parameters-update-p5-4-ebitda-multiples/

https://www2.deloitte.com/content/dam/Deloitte/at/Documents/consumer-business/at-global-powers-of-luxury-goods-2021.pdf

Inventory and Other Assets

Inventory at 12/31/21 was $1,579,316 based on cost. Mia Becar's facilities include a custom built-out office and a custom furnished office/showroom space in the West Hollywood, CA fashion district. The current five-year lease expires 8/15/23 and has a five-year renewal optional.

As of 12/31/21 Mia Becar had 7,550 pairs of shoes in inventory with an estimated retail value of $4.5 million; this inventory is caried on the balance sheet at cost of $1.579 million. In addition, 3,400 Spring and Summer collection shoes will arrive throughout the first half of 2022 adding approximate retail value of $2. million. The Mia Becar brand and its unique logo is registered and copyrighted in most major countries throughout the world.

Capital Investments

As of 12/31/21Mia Becar's owners have loaned approximately $12.9 million in long term debt to Mia Becar, LLC. No debt to owners' will be repaid out of proceeds received from this offering.

Industry Comparables

In a comprehensive study of EBITDA multiples published by Equidam in November 2021, based on historical data for 2021, the multiple for the footwear sector was 33.75. Other studies have shown multiples in the 20 – 30 range. Deloitte Fashion & Luxury Private Equity and Investors Survey 2020 states: "Average EBITDA margin in Luxury sectors was 15.2% in 2019."

https://www2.deloitte.com/content/dam/Deloitte/at/Documents/consumer-business/at-fashion-luxury-survey-2020.pdf

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.35 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  We will use 96.5% of minimum funds raised for StartEngine Fees.

If we raise the over allotment amount of $1,069,996.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  We will use 20% of the funds for marketing and sales materials as well ad space in traditional and digital marketing programs.

- *Research & Development*
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development and market testing.

- *Working Capital*
  20.0%
  We will use 20% of the funds for working capital to cover expenses for the [initial launch, product expansion, etc.] as well as ongoing day-to-day operations of the Company.

- *Inventory*
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's luxury shoe products in preparation of launching new product lines and designs.

- *Operations*
  16.5%
  We will use 16.5 of the funds for working capital to cover expenses for the day-to-day functions and operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://miabecar.com/ (https://miabecar.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mia-becar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mia Becar Holdings, Inc

[See attached]

MIA BECAR, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021 AND 2020

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Mia Becar, LLC
Los Angeles, California

We have reviewed the accompanying financial statements of Mia Becar, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 18, 2022
Los Angeles, California

MIA BECAR LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	127,472	$	87,182
Inventory		1,579,316		1,192,333
Total current assets		**1,706,788**		**1,279,515**
Property and Equipment, net		-		-
Security Deposit		57,817		57,817
Total assets	**$**	**1,764,605**	**$**	**1,337,332**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	104,181	$	192,784
Credit Card		135,278		41,192
Other Current Liabilities		575,387		235,561
Total current liabilities		**814,846**		**469,536**
Promissory Note		12,983,643		9,152,300
Total liabilities		**13,798,489**		**9,621,836**
MEMBERS' EQUITY				
Members' Equity		(12,033,884)		(8,284,504)
Total Members' Equity		**(12,033,884)**		**(8,284,504)**
Total Liabilities and Members' Equity	**$**	**1,764,605**	**$**	**1,337,332**

See accompanying notes to financial statements.

MIA BECAR LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 284,417	$ 52,461
Cost of Goods Sold	130,759	113,531
Gross profit	153,658	(61,070)
Operating expenses		
General and Administrative	2,175,268	1,759,564
Research and Development	128	2,208
Sales and Marketing	1,384,150	1,255,437
Total operating expenses	3,559,546	3,017,210
Operating Income/(Loss)	(3,405,888)	(3,078,280)
Interest Expense	351,392	229,025
Other Loss/(Income)	(8,654)	(36,813)
Income/(Loss) before provision for income taxes	(3,748,625)	(3,270,492)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (3,748,625)**	**$ (3,270,492)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**(5,014,012)**
Net income/(loss)		(3,270,492)
Balance—December 31, 2020	**$**	**(8,284,504)**
Capital Distribution		(755)
Net income/(loss)		(3,748,625)
Balance—December 31, 2021	**$**	**(12,033,884)**

See accompanying notes to financial statements.

MIA BECAR LLC
STATEMENTS OF CASH FLOW
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,748,625)	$	(3,270,492)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property				2,434
Changes in operating assets and liabilities:				
Inventory		(386,983)		(179,935)
Accounts Payable		(88,603)		(328,067)
Credit Card		94,087		(59,981)
Other Current Liabilities		339,826		234,326
Net cash provided/(used) by operating activities		**(3,790,298)**		**(3,601,715)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(755)		-
Borrowing on Promissory Notes and Loans		3,831,343		3,602,300
Net cash provided/(used) by financing activities		**3,830,588**		**3,602,300**
Change in cash		40,290		585
Cash—beginning of year		87,182		86,597
Cash—end of year	**$**	**127,472**	**$**	**87,182**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Mia Becar LLC was formed on February 2, 2018, in the state of Delaware. The financial statements of Mia Becar LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Mia Becar sells luxury, handmade women's shoes. Each shoe you buy is made by hand, by artisans we know by name, and the products are made with quality and craft.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of luxury handmade women's shoes.

Cost of sales

Costs of goods sold include the cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $1,384,150 and $1,255,437, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 18, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months.

ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,		2021		2020
Finished goods	$	1,579,316	$	1,192,333
Total Inventory	**$**	**1,579,316**	**$**	**1,192,333**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,		2021		2020
Accrued interest on Promissory Note	$	553,399	$	228,808
Sales Tax Payable		1,231		582
Payroll Liabilities		20,757		6,171
Total Other Current Liabilities	**$**	**575,387**	**$**	**235,561**

5. MEMBERS' EQUITY

The ownership percentages of Class A units are as follows:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
Betzabe Gonzalez	90.0%
Alma Carolina Martin	10.0%
TOTAL	**100.0%**

The ownership percentages of Class B units are as follows:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
BBB Holdings, Inc.	100.0%
TOTAL	**100.0%**

6. DEBT

Promissory Notes

During the years presented, the Company entered into promissory notes with Betzabe Gonzalez. The details of the Company's notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -Betzabe Gonzalez	$ 2,500,000	2.50%	8/31/2018	12/31/2024	$ 62,500	$ 125,000	$ -	$ 2,500,000	$ 2,500,000	$ 62,500	$ 62,500	$ -	$ 2,500,000	$ 2,500,000
Promissory Note -Betzabe Gonzalez	$ 2,800,000	2.50%	6/11/2019	12/31/2024	$ 70,000	$ 140,000	$ -	$ 2,800,000	$ 2,800,000	$ 70,000	$ 70,000	$ -	$ 2,800,000	$ 2,800,000
Promissory Note -Betzabe Gonzalez	$ 2,450,000	2.50%	12/16/2019	12/31/2024	$ 61,250	$ 122,500	$ -	$ 2,450,000	$ 2,450,000	$ 61,250	$ 61,250	$ -	$ 2,450,000	$ 2,450,000
Promissory Note -Betzabe Gonzalez	$ 2,022,371	2.50%	7/24/2020	12/31/2024	$ 50,559	$ 85,617	$ -	$ 2,022,371	$ 2,022,371	$ 35,058	$ 35,058	$ -	$ 1,402,300	$ 1,402,300
Promissory Note -Betzabe Gonzalez	$ 2,050,000	2.50%	6/26/2021	12/31/2024	$ 51,250	$ 51,250	$ -	$ 2,050,000	$ 2,050,000	$ -	$ -	$ -	$ -	$ -
Promissory Note -Betzabe Gonzalez	$ 1,161,272	2.50%	12/10/2021	12/31/2024	$ 29,032	$ 29,032	$ -	$ 1,161,272	$ 1,161,272	$ -	$ -	$ -	$ -	$ -
Total					$ 324,591	$ 553,399	$ -	$ 12,983,643	$ 12,983,643	$ 228,808	$ 228,808	$ -	$ 9,152,300	$ 9,152,300

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ -
2023	-
2024	12,983,643
2025	-
Thereafter	-
Total	**$ 12,983,643**

7. RELATED PARTY

A founding member, Betzabe Gonzalez has established an agreement between her company, Mia Becar LLC, and her family trust, A B Gonzalez Trust. From September 6, 2018, until March 7, 2022, the company issued six promissory notes in the aggregate amount of $13,783,643. The note bears an interest rate of 2.5% per annum. On December 31, 2021, the company signed an Extension agreement to promissory note and extended maturity dates for all six promissory notes to December 31, 2024. As of December 31, 2021, and December 31, 2020, the outstanding balance of the promissory notes were $12,983,643 and $9,152,300, respectively and entire amount is classified under Non-current liability.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

On February 26, 2018, the Company entered into a lease agreement with Olympic – Barrington Partnership for the rental of premises in Los Angeles, California. The lease commenced on May 1, 2018, and ends on May 1, 2023, with a base rent of $7,817 per month. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	93,804
2023		15,634
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**109,438**

Rent expenses were in the amount of $112,291 and $101,622 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 18, 2022, which is the date the financial statements were available to be issued.

A founding member, Betzabe Gonzalez has established an agreement between her company, Mia Becar LLC, and her family trust, A B Gonzalez Trust. From January 1, 2022, until March 7, 2022, the company issued promissory note in the amount of $950,000. The note bears an interest rate of 2.5% per annum and has maturity date set on December 31, 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $3,405,888, an operating cash flow loss of $3,790,298 and liquid assets in cash of $127,472, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Mia Becar

Luxury Handmade Women's Shoes


Step Into
The Story
of a Lifetime
HAND-CRAFTED IN ITALY

MIA BECAR MIA BECAR MIA BECAR

Website | West Hollywood, CA | FASHION & APPAREL

Founded by renowned designer Betzabe (Betsy) Gonzalez, Mia Becar is a luxury shoe company known for its beautiful designs that capture the self-assured individuality of women. With new designs revealed through monthly capsule collection drops, Mia Becar's direct-to-consumer approach includes innovative, digitally native strategies that foster an organic and engaging dialogue with its community and clientele.

$0.00 raised

0 Investors	$50.1M Valuation
$4.55 Price per Share	$245.70 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- As a direct-to-consumer brand, we have the ability to provide a more personal customer experience. Trust and transparency are important to our customers, which is why we create close personal relationships with the artisans who hand-make our shoes.
- The Luxury Fashion Market was valued at $110B+ globally in 2020 with luxury shoes accounting for more than $31B of the total sales the year prior.*
- After a 580% YoY gross sales growth in 2021, our number one target remains expanding our core DTC business through 'live' online shopping and select retail collaborations.

*Market statistics provided by Research & Markets and Grand View Research (source, source)

Luxury Italian Shoes that are Bold, Feminine, Iconic




A luxury shoe
company led
by Betzabe
Gonzalez.

Founded in 2018 in Los Angeles, Mia Becar is an American brand led by Latina Founder and Creative Director, Betzabe Gonzalez. Each collection reflects Betsy's love of exotic colors, bold silhouettes, the travel that inspires her, and her passion for artisanal traditions and techniques.



The story of our products is about craft, quality, and everlasting beauty. Each shoe you buy is made by hand - all by artisans we know by name.

> "We believe in celebrating cultural heritage, working with artisans, living intentionally and bringing passion to whatever we do, wherever we go."
>
> Betzabe Gonzalez
> FOUNDER & CREATIVE DIRECTOR



With the infrastructure in place, core designs completed, and creative elements produced, Mia Becar has the foundation to grow as our brand awareness increases.

THE PROBLEM

High-Quality Handmade Fashion is Out of Reach for Most Consumers

Mia Becar's goal is to increase availability and the convenience of purchasing beautiful, handmade Italian shoes.

Fashion aficionados are always looking for something new…





…yet current luxury footwear is often unavailable for most consumers.

Our website is a single, guiding resource, featuring a large assortment of styles and sizes which are delivered to your home hassle and risk free.

THE SOLUTION

Each Pair of Mia Becar Shoes Tells a Story

Mia Becar is an online retailer of women's luxury shoes, hand-crafted in Italy. Eclectic design, meticulous craftsmanship, and an obsessive attention to detail to complement your personality, Mia Becar shoes are expressions of a woman's beauty and power.



Founded by renowned designer Betzabe (Betsy) Gonzalez, Mia Becar is known for its beautiful designs that capture the self-assured individuality of women. With new designs revealed through monthly capsule collection drops, Mia Becar's direct-to-consumer approach includes innovative, digitally native strategies that foster an organic and engaging dialogue with its community and clientele.


Luxury shoes hand-crafted in Italy.
– Beautiful designs
– Direct to consumer
– Innovative strategies
– Monthly collections

Mia Becar offers live customer service and stylists' help in case the client has questions. We aim to make the shopping experience convenient and fun - providing shoes to our customers they will want to wear for a lifetime. Our quality is inherent and evident on every pair of shoes we produce, and Mia Becar will replace any pair that may not fit properly or match a customer's style.


Eclectic design
Meticulous craftmanship
Obsessed with detail

Mia Becar currently offers over 40 capsule collections, each with up to 6 styles, including pumps, flats, booties, and sandals. Shoes are regularly priced between $400 to $1500 per pair. All of the company's shoes are handmade in Italy following the design specifications of Betsy Gonzalez and the Mia Becar team.




40
CAPSULE COLLECTIONS
6
STYLES PER COLLECTION
$400+
PER PAIR

The company's current sales channels are supported by catalogs and digital optimization marketing to drive online sales.

THE MARKET

Luxury Shoes Are a High-Growth Segment of the Fashion Market

The Luxury Fashion Market was valued at **$110B+ globally** in 2020 with luxury shoes accounting for **more than $31B** of the total sales the year prior (source, source)


$31B
GLOBAL LUXURY
SHOE MARKET
11%
PROJECTED LUXURY
SHOE MARKET GROWTH

(source, source)

While the overall fashion market is projected to grow about 5.6% per year over the next five years, **luxury shoes are projected to grow over 11% per year** (source).

OUR TRACTION

A Pandemic Weathered, with 600% Growth in 2021

Mia Becar has had the advantage of being founder-funded. This allowed us the time and freedom to work through the normal challenges of a start-up and the unique circumstances of a global pandemic without third party interference.




Q4 2021:
1,500%+
NET SALES INCREASE
WHEN COMPARED TO THE SAME PERIOD FROM 2020

From July to December 2021, sales increased 1200%, with over 1500% net sales growth specifically in Q4 2021 when compared to the same period from 2020. As the effects of the pandemic subside, we're excited to continue this momentum.

WHY INVEST

Step into the Story of a Lifetime

Mia Becar is a woman-owned company providing what we believe to be the best quality high-fashion shoes and related products, designed to make women feel empowered, confident, and self-assured.

We continue to invest toward the goal of becoming both a brand and socially-conscious leader in the fashion industry. We are focused on extending our product offerings and increasing our global footprint by expanding our team and continuing to build out our DTC infrastructure.

With our product quality and well curated image and voice, Mia Becar has the unique opportunity to create lifelong personal consumer relationships.

You can be part of this love story too. Join us and invest in Mia Becar.


Our vision is to become both a brand and socially conscious leader in the fashion industry.
Invest in our journey today



Meet Our Team



Betzabe Gonzalez

Founder, Creative Director, & CEO

Betsy Gonzalez is a fashion designer, businesswoman, and philanthropist. Born in Guadalajara, Mexico, Betsy moved to the U.S. where she attended San Diego State University and earned her MBA at the American Intercontinental University. Later on, Betsy refined her knowledge of bespoke shoemaking by studying in New York City, noting the pulse of the industry in the decade. In 2017, she attended Arsutoria School in Milan, a world's leading school for footwear designers and pattern makers. There, Betsy learned footwear theory, shoe making and collection design leading up to the formation of Mia Becar, her direct-to-consumer, Italian handmade luxury women's footwear collection in 2019.



James Herman

Chief Strategy Officer, Secretary

Jim Herman is the Co-Founder & Chief Strategy Officer at Mia Becar, a digitally native high-end fashion brand, where he focuses on driving exponential growth and strategic expansion. Jim has a distinguished track record of building, managing, and advising companies across the globe.

In addition to his advisory and management work, Jim is an active board member and has served on multiple executive boards for M&A, direct brand building, and turnaround situations. James Herman is compesated $240,000 /year.



Alma Carolina Martin

Chief Product Officer & Co-designer

After completing a master's degree at Arsutoria School in Milan in 2017, she founder together with Betsy Gonzalez Mia Becar and serves as co-designer.

Offering Summary

Company	Mia Becar Holdings, Inc.
Corporate Address	8500 Melrose Ave Suite 203, West Hollywood, CA 90069
Offering Minimum	$9,996.35
Offering Maximum	$1,069,996.20
Minimum Investment Amount (per investor)	$245.70

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	2,197
Maximum Number of Shares Offered	235,164
Price per Share	$4.55
Pre-Money Valuation	$50,050,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive 3% bonus shares.

$5,000+ | Tier 2

Invest $5,000+ and receive 5% bonus shares and 15% off discount code to MiaBecar.com for 1 month.

$10,000+ | Tier 3

Invest $10,000+ and receive 10% bonus shares and 20% off discount code to MiaBecar.com for 2 months.

$20,000+ | Tier 4

Invest $20,000+ and receive 20% bonus shares and 50% off discount code to MiaBecar.com for 3 months.

**Stacking perks only apply to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mia Becar will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.55 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $455. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'll never forget wearing my first pair of beautiful Italian shoes- I felt confident, inspired, and totally unstoppable. I wanted to create a brand that could deliver the same feeling to women everywhere. So, while earning an MBA and starting a family, I enrolled in design and shoemaking programs and visited factories across Italy to learn the art of extraordinary craftsmanship.

Mia Becar is a direct-to-consumer luxury shoe brand delivering timeless styles to modern women with a new approach. It's about superior quality and impeccable style, of course. But it's also about passion, intention, and purpose-driven empowerment. And three years after our founding, our annual sales are increasing by the triple digits.

Luxury shoes are a $30 billion a year global market that’s growing 11% per year. We are poised to break new ground for our company with planned expansion into China and the Middle East this year, retail revenue sharing partnerships, pop-ups, and an expanding community of celebrities and influencers. Our non-profit initiative, the Mia Becar Foundation, is walking the walk of female empowerment by supporting other entrepreneurial women all over the world.

Mia Becar shoes are designed in our West Hollywood headquarters and handmade by our producers and artisans in Italy. White glove service transports every online order to your home after careful inspection. Mia Becar also offers same day delivery in New York and Los Angeles metro areas. Live stylist support is also part of our best-in-class customer experience to ensure that choosing a style is convenient, fun, and expertly led. Our stylists also offer custom recommendations to get our fashionistas excited for their next purchase.

As more and more women discover our quality and convenience, we’re rapidly expanding our footprint in the growing luxury market. Step into the opportunity to be part of the luxury shoe industry and join us today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "MIA BECAR HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF JUNE, A.D. 2022, AT 7:40 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6850174 8100
SR# 20222694234

Authentication: 203665105
Date: 06-13-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:40 PM 06/10/2022
FILED 07:40 PM 06/10/2022
SR 20222694234 - File Number 6850174

CERTIFICATE OF INCORPORATION OF MIA BECAR HOLDINGS, INC.

First: The name of the Corporation is: Mia Becar Holdings, Inc.

Second: Its registered office in the State of Delaware is to be located at:

3500 S. Dupont Highway
Dover, County of Kent, DE 19901

The registered agent in charge thereof is:

GKL Registered Agents of DE, Inc.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth:

(a) The total number of shares of all classes of capital stock that the corporation is authorized to issue is twenty million (20,000,000) shares of common stock, consisting of (a) Ten Million (10,000,000) shares of Class A Voting Common Stock, par value of $0.00001 per share and (b) Ten Million (10,000,000) shares of Class B Non-Voting Common Stock, par value of $0.00001 per share.

(b) *Voting Rights.*

(i) *Class A Voting Common Stock.* Except as otherwise required by the General Corporation Law of Delaware, the holders of the Class A Voting Common Stock shall possess exclusively all voting power of the corporation, and each holder of Class A Voting Common Stock shall have one vote in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation.

(ii) *Class B Non-Voting Common Stock.* Except as otherwise required by the General Corporation Law of Delaware, shares of Class B Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the corporation.

Fifth: The name and mailing address of the incorporator are as follows:

Betzabe Gonzalez
8500 Melrose Ave., Suite 203
Los Angeles, CA 90069

Sixth: The Corporation is to have perpetual existence.

Seventh: To the furthest extent permitted by the General Corporation Law of Delaware, the Corporation is authorized to provide indemnification of, and advancement of expenses to, director, officers, employees, other agents of the Corporation and any other persons to which the General Corporation Law of Delaware permits the corporation to provide indemnification. No director will be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except as provided for in Section 102(b)(7) of the Delaware Code as now in force or as afterwards amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time or the repeal or modification.

If and to the extent that the Corporation may from time to time be or become subject to certain provisions of the California General Corporate Law (the "CGCL") pursuant to Section 2115 thereof, then, as authorized by Section 317(g) of the CGCL, for the duration of any such period, the Corporation is authorized to indemnify officers, directors, employees and agents of the Corporation (or any other person to which applicable law permits the Corporation to provide indemnification) in excess of that which is otherwise permitted under Section 317 of the CGCL, subject only to the limits created by applicable Delaware law (statutory or non-statutory) with respect to actions for breach of duty to the Corporation, its stockholders or others.

Eighth:

(a) Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for:

(i) Any derivative action or proceeding brought on behalf of the Corporation;

(ii) Any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation's stockholders;

(iii) Any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the certificate of incorporation or the by-laws of the corporation; or

(iv) Any action asserting a claim governed by the internal affairs doctrine;

in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of this Article Eighth is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to: (1) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Article Eighth (an "Enforcement Action"), and (2) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Eighth.

(b) Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Eighth.

Ninth: To the fullest extent permitted by the General Corporation Law of Delaware as it now exists and as it may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained in this Article Ninth shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this Article Ninth shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

If the General Corporation Law of Delaware or any other law of the State of Delaware is now or hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors in any manner more favorable than as set forth in this Article Ninth, then the liability of a director of the Corporation shall be eliminated or further limited to the fullest extent permitted by the General Corporation Law of Delaware or other such law as so amended

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 10 day of June, 2022.

By: ______________________
Betzabe Gonzalez, Incorporator